Mail Stop 4720

February 24, 2010

Patrick Sheaffer
Chairman and Chief Executive Officer
Riverview Bancorp, Inc.
900 Washington Street, Suite 900
Vancouver, Washington 98660

> **Re:** **Riverview Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 12, 2009**
> **File No. 000-22957**

Dear Mr. Sheaffer:

We have completed our review of your Form 10-K for fiscal year ended March 31, 2009 and have no further comments at this time.

Sincerely,

Michael R. Clampitt
Staff Attorney

CC: By Fax: (703) 883-2511
John F. Breyer, Jr., Esq.
Breyer & Associates PC